UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The Shareholders of CPFL Energia S.A. (“Company”) are hereby invited, pursuant to Article 124 of Federal Law 6,404 of December 15, 1976 ("Brazilian Corporations Law"), to the Extraordinary Shareholders Meeting (“Meeting”) to be held on August 9, 2016 at 10 a.m., at the headquarters of the Company located at Rua Gomes de Carvalho, No. 1510, 14º andar, conj. 142, Vila Olímpia, in the city and state of São Paulo, to consider and vote on the following agenda:

a.    Prior approval for the acquisition of 100% (one hundred percent) of the capital stock of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), by the Company or by a company wholly-owned directly or indirectly by the Company, pursuant to article 256, paragraph I of the Brazilian Corporations Law; and

b.    Acceptance of resignation of Fiscal Council member and election of new member.

General Information:

1.           The Company’s common shareholders of record may participate in the Meeting provided they are registered in the Registry of Book–Entry Shares at Banco do Brasil S.A., the stock transfer agent, and bring the following documents: (i) individuals - identification document with photo; (ii) legal persons - certified copy of the most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated regulations of the Fund and the Bylaws or Articles of Association of the fund administrator, and corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

2.           Any shareholder may appoint a proxy to attend the Meeting and vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers of representation at the Meeting; (ii) bylaws or articles of association and minutes of the election of managers, in case of legal persons; and (iii) identification document with photograph of the proxy.

3.           Pursuant to Paragraph 1, Article 126 of Brazilian Corporations Law, proxies may be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution. For shareholders who are legal persons in accordance with the understanding of the Board of CVM issued in a meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution.

4.           To facilitate the Meeting proceedings, the Company requests shareholders to submit their proxy instruments and representation documents twenty-four (24) hours prior to the Meeting, in accordance with the head paragraph of Article 11 of the Company’s Bylaws. Shareholders attending the Meeting with the required documents will be allowed to participate and vote even if they had not submitted said documents in advance.

5.           Pursuant to Article 135, Paragraph 3 of Brazilian Corporations Law and in compliance with Article 6 and subsequent articles of CVM Instruction 481 of December 17, 2009, all documents pertaining to the matters to be considered and voted on at the Meeting are available to shareholders as from this date at the headquarters of the Company, its Investor Relations website (www.cpfl.com.br/ir) and on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

São Paulo, July 7, 2016.

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 7, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.